04017757

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65273

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED APR 16 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12.31.02 (MM/DD/YY) AND ENDING 12.31.03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95-B ROWAYTON AVE
(No. and Street)

ROWAYTON | CT | 06820
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOUGH MCDONOUGH 203.655.3925
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARY FIAON
(Name — *if individual, state last, first, middle name*)

1109 LAWRENCE ROAD | NORTH BELLMORE | NY | 11710
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donough McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of Dec 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MB
Title

Marianne E. Paterniti
Notary Public
My commission expires April 30, 2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Boomerang Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and it's operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,

Gary M. Flaum, CPA

February 14, 2004
North Bellmore, N.Y.

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC
STATEMENT OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Equity at January 1, 2003	$ 64,937
Net loss for the year ended December 31, 2003	-68,804
Net Members Capital Contributions	60,000
Equity at December 31, 2003	$ 56,133